UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                KIT Digital, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    482470101
                                 (CUSIP Number)

                                   May 8, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 12 Pages

CUSIP No. 482470101                     13G                   Page 2 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Castlerigg Master Investments Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    10,100,000 shares of Common Stock (see Item 4(a))
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    10,100,000 shares of Common Stock (see Item 4(a))
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            10,100,000 shares of Common Stock (see Item 4(a))
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.82% (see Item 4(a))
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            CO
-------------------------------------------------------------------------------

CUSIP No. 482470101                     13G                   Page 3 of 12 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sandell Asset Management Corp.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    10,100,000 shares of Common Stock (see Item 4(a))
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    10,100,000 shares of Common Stock (see Item 4(a))
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            10,100,000 shares of Common Stock (see Item 4(a))
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.82% (see Item 4(a))
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            CO
-------------------------------------------------------------------------------

CUSIP No. 482470101                     13G                   Page 4 of 12 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Castlerigg International Limited
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    10,100,000 shares of Common Stock (see Item 4(a))
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    10,100,000 shares of Common Stock (see Item 4(a))
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            10,100,000 shares of Common Stock (see Item 4(a))
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.82% (see Item 4(a))
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            CO
-------------------------------------------------------------------------------

CUSIP No. 482470101                     13G                   Page 5 of 12 Pages
-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Castlerigg International Holdings Limited
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    10,100,000 shares of Common Stock (see Item 4(a))
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    10,100,000 shares of Common Stock (see Item 4(a))
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            10,100,000 shares of Common Stock (see Item 4(a))
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.82% (see Item 4(a))
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            CO
-------------------------------------------------------------------------------

CUSIP No. 482470101                     13G                   Page 6 of 12 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Thomas E. Sandell
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    10,100,000 shares of Common Stock (see Item 4(a))
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    10,100,000 shares of Common Stock (see Item 4(a))
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            10,100,000 shares of Common Stock (see Item 4(a))
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.82% (see Item 4(a))
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
-------------------------------------------------------------------------------

CUSIP No. 482470101                     13G                   Page 7 of 12 Pages


Item 1.

(a)  Name of Issuer

     KIT Group, Inc. (formerly known as Roo Group, Inc.) (the "Company")

(b)  Address of Issuer's Principal Executive Offices

        228 East 45th Street, 8th Floor
        New York, New York 10017

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

           CASTLERIGG MASTER INVESTMENTS LTD.
           c/o Citico Fund Services (Curacao) N.V.
           Kaya Flamboyan 9
           P.O. Box 812
           Curacao, Netherlands, Antilles
           Citizenship:  British Virgin Islands

           SANDELL ASSET MANAGEMENT CORP.
           40 West 57th Street, 26th Floor
           New York, New York 10019
           Citizenship:  Cayman Islands, British West Indies

           CASTLERIGG INTERNATIONAL LIMITED
           c/o Citico Fund Services (Curacao) N.V.
           Kaya Flamboyan 9
           P.O. Box 812
           Curacao, Netherlands, Antilles
           Citizenship:  British Virgin Islands

           CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
           c/o Citico Fund Services (Curacao) N.V.
           Kaya Flamboyan 9
           P.O. Box 812
           Curacao, Netherlands, Antilles
           Citizenship:  British Virgin Islands

           THOMAS E. SANDELL
           40 West 57th Street, 26th Floor
           New York, New York 10019
           Citizenship:  Sweden

The entities and person listed above are collectively referred to herein as "Reporting Persons".

Item 2(d)  Title of Class of Securities

           Common Stock, $0.0001 par value ("Common Stock")

Item 2(e)  CUSIP Number

           482470101

CUSIP No. 482470101                     13G                   Page 8 of 12 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of May 8, 2008 and as of the date of this filing, each of Castlerigg Master Investment Funds Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell may be deemed the beneficial owner of the 10,100,000 shares of Common Stock beneficially owned by Castlerigg Master Investments Ltd.

            In addition to the reported shares of Common Stock, the Reporting Persons hold Warrants to purchase 10,100,000 shares of Common Stock (the "Warrants"). However, pursuant to the terms of the Warrants, Castlerigg Master Investments Ltd. cannot exercise any of these Warrants until such time as Castlerigg Master Investments Ltd. would not beneficially own after any such exercise more than 4.99% of the outstanding Common Stock.

            Sandell Asset Management Corp. is the investment manager of Castlerigg Master Investments Ltd. Thomas E. Sandell is the controlling shareholder of Sandell Asset Management Corp. Castlerigg International Ltd. is the controlling shareholder of Castlerigg International Holdings Ltd., which is the controlling shareholder of Castlerigg Master Investments Ltd. The foregoing should not be construed in and of itself as an admission by any Reporting Person

CUSIP No. 482470101                     13G                   Page 9 of 12 Pages



as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell disclaims beneficial ownership of the shares of Common Stock owned by Castlerigg Master Investments Ltd.


            (b) Percent of class:

         The Company's Registration Statement on Form S-1/A filed on October 1, 2008 indicates there were 114,524,313 shares of Common Stock outstanding as of September 26, 2008. Therefore, based on the Company's outstanding shares of Common Stock, as of the date hereof, Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell may each be deemed to beneficially own 8.82% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.


            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      10,100,000 shares of Common Stock (See Item 4(a))

                (iii) Sole power to dispose or to direct the disposition of

                      0

                (iv)  Shared power to dispose or to direct the disposition of

                      10,100,000 shares of Common Stock (See Item 4(a))

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

CUSIP No. 482470101                     13G                  Page 10 of 12 Pages


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of October 17, 2008, by and among Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell.

CUSIP No. 482470101                     13G                  Page 11 of 12 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 17, 2008

CASTLERIGG MASTER INVESTMENTS LTD.          SANDELL ASSET MANAGEMENT CORP.

By:  SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager


By: /s/ Thomas E. Sandell                   By: /s/ Thomas E. Sandell
    ---------------------------                 ----------------------------
Name: Thomas E. Sandell                     Name: Thomas E. Sandell
Title: Chief Executive Officer              Title: Chief Executive Officer


CASTLERIGG INTERNATIONAL LIMITED            CASTLERIGG INTERNATIONAL HOLDINGS
                                            LIMITED

By:  SANDELL ASSET MANAGEMENT CORP.,        By:  SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager                      its Investment Manager


By: /s/ Thomas E. Sandell                   By: /s/ Thomas E. Sandell
    ---------------------------                 ----------------------------
Name: Thomas E. Sandell                     Name: Thomas E. Sandell
Title: Chief Executive Officer              Title: Chief Executive Officer




/s/ Thomas E. Sandell
---------------------------
THOMAS E. SANDELL

CUSIP No. 482470101                     13G                  Page 12 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.0001 par value, of KIT Digital, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 17, 2008



CASTLERIGG MASTER INVESTMENTS LTD.          SANDELL ASSET MANAGEMENT CORP.

By:  SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager


By: /s/ Thomas E. Sandell                   By: /s/ Thomas E. Sandell
    ---------------------------                 ----------------------------
Name: Thomas E. Sandell                     Name: Thomas E. Sandell
Title: Chief Executive Officer              Title: Chief Executive Officer


CASTLERIGG INTERNATIONAL LIMITED            CASTLERIGG INTERNATIONAL HOLDINGS
                                            LIMITED

By:  SANDELL ASSET MANAGEMENT CORP.,        By:  SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager                      its Investment Manager


By: /s/ Thomas E. Sandell                   By: /s/ Thomas E. Sandell
    ---------------------------                 ----------------------------
Name: Thomas E. Sandell                     Name: Thomas E. Sandell
Title: Chief Executive Officer              Title: Chief Executive Officer




/s/ Thomas E. Sandell
---------------------------
THOMAS E. SANDELL